UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW RIVER PHARMACEUTICALS INC.
(Name of Subject Company)

NEW RIVER PHARMACEUTICALS INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

648468 20 5

(CUSIP Number of Class of Securities)

Randal J. Kirk
Chairman of the Board, President and Chief Executive Officer
NEW RIVER PHARMACEUTICALS INC.
1881 Grove Avenue
Radford, Virginia 24141
(540) 633-7978
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

David I. Meyers, Esq.	Kent A. Coit, Esq.
Troutman Sanders LLP	Skadden, Arps, Slate, Meagher & Flom LLP
1001 Haxall Point	One Beacon Street
Richmond, Virginia 23219	Boston, Massachusetts 02108
(804) 697-1200	(617) 573-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 2, 2007, as amended on March 19, 2007 and March 26, 2007 (the “Statement”), by New River Pharmaceuticals Inc., a Virginia corporation (the “Company”). The Statement relates to the cash tender offer by Shuttle Corporation (“Purchaser”), a Virginia corporation and an indirect wholly owned subsidiary of Shire plc, a public limited company organized under the laws of England and Wales (including its predecessor Shire Pharmaceutical Group plc, “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2007, as amended March 14, 2007, March 19, 2007, March 26, 2007 and April 16, 2007 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), at a price of $64.00 per Share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

"Approval of Parent's Shareholders

"On April 16, 2007, Parent issued a press release announcing that at a general meeting of its shareholders held on April 16, 2007, Parent's shareholders approved the acquisition of the Company by Parent. Parent's press release issued on April 16, 2007 is filed hereto as Exhibits (e)(10) and is incorporated herein by reference."

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(e)(10)	Press Release issued by Parent on April 16, 2007 (incorporated by reference to Exhibit (a)(11) to the Schedule TO)

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NEW RIVER PHARMACEUTICALS INC.

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chairman of the Board, President and Chief Executive Officer

Dated: April 16, 2007

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